COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 9 DATED AUGUST 20, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 7 dated August 3, 2010, which superseded and replaced all previous supplements to the prospectus and Supplement No. 8, dated August 13, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments; and
(3)	potential real property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of August 19, 2010, we had accepted investors’ subscriptions for, and issued, 198,705,748 shares of our common stock in the offering, resulting in gross proceeds of approximately $2.0 billion.  As of August 19, 2010, we had approximately 51,294,252 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of August 19, 2010, we wholly-owned 284 properties located in 39 states, comprising approximately 8.7 million gross rentable square feet of commercial space and approximately 8.4 million square feet of land subject to ground leases.  Properties acquired between July 31, 2010 and August 19, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price (1)
Advance Auto – Sapulpa, OK	Automotive Parts	Advance Stores Company, Inc.	6,784	$1,413,006
Advance Auto – Franklin, IN	Automotive Parts	Advance Stores Company, Inc.	6,157	1,461,058
Advance Auto – Grand Rapids, MI	Automotive Parts	Advance Stores Company, Inc.	6,133	1,340,000
Tractor Supply – Troy, MO	Specialty Retail	Tractor Supply Company	19,100	2,619,048
Tractor Supply – Union, MO	Specialty Retail	Tractor Supply Company	19,097	2,857,143
Tractor Supply – Alton, IL	Specialty Retail	Tractor Supply Company	19,097	2,857,143
FedEx – Northwood, OH	Distribution	Federal Express Corporation	89,921	4,873,000
LA Fitness – Dallas, TX	Fitness	LA Fitness International, LLC	45,000	9,600,000
			211,289	$27,020,398

(1)	Purchase price does not include acquisition costs.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of August 19, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 284 properties located in 39 states, consisting of approximately 8.7 million gross rentable square feet of commercial space and approximately 8.4 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between July 31, 2010 and August 19, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Advance Auto – Sapulpa, OK	August 3, 2010	2007	$1,413,006	$28,260	8.25%	8.25%	100%
Advance Auto – Franklin, IN	August 12, 2010	2010	1,461,058	29,221	8.40%	8.40%	100%
Advance Auto – Grand Rapids, MI	August 12, 2010	2008	1,340,000	26,800	8.57%	8.57%	100%
Tractor Supply – Troy, MO	August 13, 2010	2009	2,619,048	52,381	8.40%	9.40%	100%
Tractor Supply – Union, MO	August 13, 2010	2008	2,857,143	57,143	8.40%	9.34%	100%
Tractor Supply – Alton, IL	August 13, 2010	2008	2,857,143	57,143	8.40%	8.86%	100%
FedEx – Northwood, OH	August 17, 2010	1998	4,873,000	97,460	9.04%	9.04%	100%
LA Fitness – Dallas, TX	August 17, 2010	2008	9,600,000	192,000	9.05%	9.05%	100%
			$27,020,398	$540,408

(1)	Purchase price does not include acquisition costs.

(2)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Advance Auto – Sapulpa, OK	1	Advance Stores Company, Inc.	6,784	100%	3/5 yr.	$116,573		$17.18	8/3/2010	11/30/2022
Advance Auto – Franklin, IN	1	Advance Stores Company, Inc.	6,157	100%	3/5 yr.	122,672		19.92	8/12/2010	2/28/2025
Advance Auto – Grand Rapids, MI	1	Advance Stores Company, Inc.	6,133	100%	3/5 yr.	114,896		18.73	8/12/2010	9/30/2023
Tractor Supply – Troy, MO	1	Tractor Supply Company	19,100	100%	4/5 yr.	220,000	(4)	11.52	8/13/2010	2/28/2024
Tractor Supply – Union, MO	1	Tractor Supply Company	19,097	100%	4/5 yr.	240,000	(5)	12.57	8/13/2010	9/30/2023
Tractor Supply – Alton, IL	1	Tractor Supply Company	19,097	100%	4/5 yr.	240,000	(4)	12.57	8/13/2010	4/30/2023
FedEx – Northwood, OH	1	Federal Express Corporation	89,921	100%	2/5 yr.	440,613		4.90	8/17/2010	11/30/2018
LA Fitness – Dallas, TX	1	LA Fitness International, LLC	45,000	100%	3/5 yr.	869,000	(6)	19.31	8/17/2010	3/31/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.

(5)	The annual base rent under the lease increases every five years by approximately 5% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10%.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly-owned properties, as of August 19, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	7	20,208	362,717	0.23%
2012	15	66,070	1,310,752	0.85%
2013	11	69,107	745,160	0.48%
2014	5	12,565	373,045	0.24%
2015	9	39,515	541,086	0.35%
2016	4	229,317	3,636,007	2.35%
2017	9	117,915	1,432,868	0.93%
2018	17	363,513	4,566,739	2.95%
2019	18	161,477	3,134,143	2.03%
2020	7	52,450	1,377,476	0.89%
	102	1,132,137	$17,479,993	11.30%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $22.2 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated, as of August 19, 2010, as follows:

Wholly-owned Property	Depreciable Tax Basis
Advance Auto – Sapulpa, OK	$1,169,657
Advance Auto – Franklin, IN	1,206,740
Advance Auto – Grand Rapids, MI	1,103,254
Tractor Supply – Troy, MO	2,156,480
Tractor Supply – Union, MO	2,351,969
Tractor Supply – Alton, IL	2,347,234
FedEx – Northwood, OH	3,994,822
LA Fitness – Dallas, TX	7,856,753
$22,186,909

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Walgreens – Charlotte, NC	August 2010	$5,170,123	$103,402
Lakeshore Crossing – Gainesville, GA	August 2010	9,000,000	180,000
Academy Sports – Austin, TX	August 2010	10,338,000	206,760
Whittwood Town Center – Whittier, CA	August 2010	83,500,000	1,670,000
LA Fitness – Oakdale, MN	August 2010	8,635,000	172,700
CVS/Noble Roman – Mishawaka, IN	August 2010	4,610,745	92,215
CarMax – Austin, TX	August 2010	21,250,000	425,000
Manchester Highlands – St. Louis, MO	August 2010	48,500,000	970,000
Stripes – Haskell, TX	August 2010	2,488,827	49,777
Stripes – Laredo, TX	August 2010	2,825,107	56,502
Stripes – Fort Stockton, TX	August 2010	4,866,602	97,332
Stripes – Laredo (Willow Oak), TX	August 2010	2,828,412	56,568
Stripes – Carrizo Springs, TX	August 2010	2,853,827	57,077
Stripes – Laguna Vista, TX	August 2010	2,825,406	56,508
Stripes – Portales, NM	August 2010	2,577,822	51,556
		$212,269,871	$4,245,397

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
Walgreens – Charlotte, NC	Walgreen Co.	14,820		100%
Lakeshore Crossing – Gainesville, GA	Lowe’s Home Centers, Inc.	123,948		98.9%
Academy Sports – Austin, TX	Academy, Ltd.	89,807		100%
Whittwood Town Center – Whittier, CA	Various	531,591	(2)	97.3%
LA Fitness – Oakdale, MN	LA Fitness International, LLC	45,000		100%
CVS/Noble Roman – Mishawaka, IN	Hook-SupeRx, Inc./ JEM Enterprises, LLC	12,376		100%
CarMax – Austin, TX	CarMax Auto Superstores, Inc.	55,888		100%
Manchester Highlands – St. Louis, MO	Various	136,245	(3)	97.8%
Stripes – Haskell, TX	Stripes LLC	6,150		100%
Stripes – Laredo, TX	Stripes LLC	4,850		100%
Stripes – Fort Stockton, TX	Stripes LLC	9,575		100%
Stripes – Laredo (Willow Oak), TX	Stripes LLC	4,850		100%
Stripes – Carrizo Springs, TX	Stripes LLC	6,150		100%
Stripes – Laguna Vista, TX	Stripes LLC	6,150		100%
Stripes – Portales, NM	Stripes LLC	4,850		100%
		1,052,250

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Excludes square feet subject to three ground leases.

(3)	Excludes square feet subject to one ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Walgreens – Charlotte, NC	1	Walgreen Co.	10/5 yr.	$404,600		$27.30		4/19/2010	4/30/2025
Lakeshore Crossing – Gainesville, GA	1	Lowe’s Home Centers, Inc.	4/5 yr.	654,199		5.40		5/1/1994	4/30/2024
Academy Sports – Austin, TX	1	Academy, Ltd.	3/5 yr.	853,167		9.50		3/1/2007	7/31/2011
				889,089		9.90		8/1/2011	7/31/2026
Whittwood Town Center –	1	Target Corporation	2/10 yr.	800,000		1.65	(4)	10/9/2005	1/31/2015
Whittier, CA				880,000		1.81	(4)	2/1/2015	1/31/2031
	1	Sears Development Co.	5/5 yr.	763,992		5.54		8/1/1961	7/31/2016
	1	JC Penney Company, Inc.	2/10 yr.	112,576		1.10		4/25/1973	4/30/2013
	1	Macerich Whittwood Holdings LLC (5)	3/5 yr.	450,966		5.46		10/29/1981	7/31/2012
LA Fitness – Oakdale, MN	1	LA Fitness International, LLC	3/5 yr.	798,750	(6)	17.75		8/28/2009	8/31/2024
CVS/Noble Roman –	1	Hook-SupeRx, Inc.	6/5 yr.	347,703		31.96		2/1/2007	1/31/2033
Mishawaka, IN	1	JEM Enterprises, LLC	2/5 yr.	20,944		14.00		12/1/2007	12/31/2012
				22,814		15.25		12/1/2012	12/31/2017
CarMax – Austin, TX	1	CarMax Auto Superstores, Inc.	4/5 yr.	1,657,500		29.66		10/31/2008	10/31/2028
Manchester Highlands –	1	Wal-mart Stores East, LP	10/5 yr.	1,375,000		1.76	(4)	8/20/2009	8/20/2029
St. Louis, MO	1	Best Buy Stores, LP	4/5 yr.	672,780		15.00		10/24/2008	1/31/2014
				717,632		16.00		2/1/2014	1/31/2019
				762,484		17.00		2/1/2019	1/31/2024
	1	Bed Bath and Beyond Inc.	3/5 yr.	428,750		12.12		11/24/2008	1/31/2019
Stripes – Haskell, TX	1	Stripes LLC	4/5 yr.	217,772	(7)	35.41		9/1/2010	8/31/2030
Stripes – Laredo, TX	1	Stripes LLC	4/5 yr.	247,197	(7)	50.97		9/1/2010	8/31/2030
Stripes – Fort Stockton, TX	1	Stripes LLC	4/5 yr.	425,828	(7)	44.47		9/1/2010	8/31/2030
Stripes – Laredo (Willow Oak), TX	1	Stripes LLC	4/5 yr.	247,486	(7)	51.03		9/1/2010	8/31/2030
Stripes – Carrizo Springs, TX	1	Stripes LLC	4/5 yr.	249,710	(7)	40.60		9/1/2010	8/31/2030
Stripes – Laguna Vista, TX	1	Stripes LLC	4/5 yr.	247,223	(7)	40.20		9/1/2010	8/31/2030
Stripes – Portales, NM	1	Stripes LLC	4/5 yr.	225,559	(7)	46.51		9/1/2010	8/31/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents remaining option renewal periods/term of each option.

(3)	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(4)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(5)	Kohl’s Department Stores, Inc. has subleased 100% of the rentable square feet for $450,966 per annum from Macerich Whittwood Holdings LLC.

(6)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10%.

(7)	The annual base rent under the lease increases every five years by the lesser of two times the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10%.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.